UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-40805

VersaBank

(Exact name of registrant as specified in its charter)

140 Fullarton Street, Suite 2002

London, Ontario N6A 5P2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

On August 21, 2025, VersaBank issued a press release titled “VersaBank to Host Third Quarter Fiscal 2025 Financial Results Conference Call/Webcast, Thursday, September 4, 2025 at 9:00 A.M. ET.” A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Form 6-K (including the exhibit) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSABANK

Date: August 21, 2025	By:	/s/ Tammie Ashton
		Name:	Tammie Ashton
		Title:	Executive Vice President & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated August 21, 2025, titled “VersaBank to Host Third Quarter Fiscal 2025 Financial Results Conference Call/Webcast, Thursday, September 4, 2025 at 9:00 A.M. ET.”